UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

RESULTS
(BR GAAP)

1st QUARTER 2021

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 STRATEGIC UPDATE

2 1Q21 RESULTS HIGHLIGHTS

3 FINAL REMARKS

A TRACK RECORD OF CONSISTENT GROWTH
ACCOMPANIED BY HIGH PROFITABILITY LEVEL

OUR SHAREHOLDERS | OUR PEOPLE | OUR COMMUNITIES | OUR CUSTOMERS

SOLID RESULTS

- **REVENUE**
  +7% YoY
- **EFFICIENCY**
  35.2% ❯ -191bps YoY

BEST LEVEL IN OUR HISTORY

PROFITABLE MARKET SHARE[1] GAINS | YoY

PAYROLL LOANS
19.4% +237bps ORIGINATION

MORTGAGE LOANS
11.9% +353bps ORIGINATION

AGRIBUSINESS LOANS
10.7% +83bps CORPORATE & SME LOAN

AUTO LOANS
24.9% MARKET LEADER INDIVIDUALS LOAN



ROE
(%)
12.8
13.3
16.9
19.9
21.3
21.5
19.1[2]
NET PROFT
(R$ Bi)
6.6
7.3
10.0
12.4
14.5
15.6
13.8[2]
2015
2016
2017
2018
2019
2020
20.9
4.0
RECORD-HIGH NET PROFIT
1Q21

ACCOLADES | 2021

EUROMONEY
BEST BANK:
- HIGH NET WORTH CLIENTS
- ESG IMPACT IN LATIN AMERICA

INTERNATIONAL BANKER 2021 BANKING AWARDS
- BEST COMMERCIAL BANK IN BRAZIL
- BEST CUSTOMER SERVICE PROVIDER IN SOUTH AMERICA

LATIN FINANCE
DEALS OF THE YEAR AWARDS
- DOMESTIC M&A DEAL
- EQUITY FOLLOW-ON

Santander

[1] Brazilian Central Bank, February/21. [2] Considering an extraordinary provision of R$ 3.2 billion

SUPPORTED BY AN UNWAVERING QUEST FOR EFFICIENCY

WHICH ALLOWS US TO MOVE WITH GREATER SPEED IN EXECUTION

OPTIMIZATION THROUGHOUT THE CHAIN

UNIT COST PER PRODUCT

- SELF-SERVICE
- PROCESS EFFICIENCY
- TECHNOLOGY

BEST RATIO IN THE INDUSTRY (%)



49.8
48.3
44.1
40.6
38.9
37.0
35.2
40.6
41.6
43.5
45.2
42.8
42.3
2015
2016
2017
2018
2019
2020
1Q 21
PRIVATE PEERS

PROCESS SIMPLIFICATION

MORTGAGES

34% OF THE CUSTOMER BASE USES THE MORTGAGE PORTAL

CARDS

57% OF DISPUTES[1] ARE FILED ON THE APP FOR INDIVIDUAL CUSTOMERS

MIGRATION TO **DIGITAL CHANNELS**

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

PAPERLESS › **757** TONS SAVED OVER 12 MONTHS

[1] Disputed charges

AND A CULTURE
THAT SETS US APART FROM THE COMPETITION

OUR SHAREHOLDERS | OUR PEOPLE | OUR COMMUNITIES | OUR CUSTOMERS



FAST AND TRANSPARENT COMUNICATION

- CLOSE LEADERSHIP
- "CAFÉ COM RIAL"

42k
EMPLOYEES

93%
OF TOTAL EMPLOYEES

QUICK ADJUSTMENT AND **SUPPORT TO OUR PEOPLE**

13th SALARY FULLY PAID **IN ADVANCE**

TELEMEDICINE FOR EMPLOYEES

FOSTERING **DIVERSITY**

29.6% OF LEADERSHIP POSITIONS ARE HELD BY WOMEN

25.8% OF EMPLOYEES ARE BLACK AND BROWN

PLAYING A LEADING ROLE IN KNOWLEDGE

SANTANDER ACADEMY

2.6k COURSES HELD IN 1Q21

>50% ARE INTERNAL MULTIPLIERS

Santander

ALWAYS LOOKING TOWARD
THE DEVELOPMENT OF OUR COUNTRY

SUSTAINABLE BUSINESSES

SANTANDER NET ZERO AMBITION

ACHIEVE NET ZERO CARBON EMISSIONS THROUGHOUT THE GROUP BY 2050[1]

- START OF SANTANDER CARDS TRANSITION TO RECYCLED PVC IN BRAZIL

AMAZÔNIA

CREDIT LINE OF **R$ 50MM** FOR COOPERATIVES AND AGRIBUSINESS ENTERPRISES IN THE AMAZÔNIA



17% ENERGY PROJECT FINANCE
4% OTHER
3% MICROFINANCE
2% ESG-LINKED LOANS
74% BONDS
R$ 18.1Bi[3]
BUSINESSES ENABLED

ENVIRONMENTAL MANAGEMENT

GOAL OF USING **100% RENEWABLE ENERGY** AT OUR STORES IN 2021

CONSUMER FINANCE

DIGITAL BILLING

TARGET OF **-51** TONS OF PAPER IN 2021

SOCIAL INITIATIVES

"BRASIL SEM FOME" CAMPAIGN

DRIVE WITH ITAÚ AND BRADESCO TO RAISE **500k** FOOD BASKETS

+100k FOOD BASKETS DONATED BY SANTANDER BRASIL

AMIGO DE VALOR PROGRAM + **"PARCEIRO DO IDOSO"**

PUBLIC NOTICES: +1,900 MUNICIPALITIES INVITED[4]

GOAL: SUPPORTING UP TO **100** "AMIGO DE VALOR" **PROJECTS[5]** ACROSS THE COUNTRY AND GROW ITS PRESENCE IN THE NORTHERN REGION

ACCOLADES

ISE B3 | ICO2 B3 | CDP | CNN BRASIL

[1] Including all bank operations + customer portfolio. [2] Disbursements + advisory. [3] In 2020, the total amount enabled was R$ 27 Bi.
[4] Selection criteria: commercial presence, number of residents and HDI. [5] A total of 59 projects are currently being supported

DIGITAL CUSTOMERS

STRONG DISTRIBUTION CAPACITY IN OUR CHANNELS

CAPTURING CUSTOMERS

ACCOUNT ACQUISITION

+4X
MAR-21 VS. MAR-19



+36p.p.
SHARE OF TOTAL ORIGINATION
21%
57%
Mar-19
Mar-21

CARD ACQUISITION

SALES RECORD
+3X
MAR-21 VS. MAR-19

RANKED 3rd IN TURNOVER MARKET SHARE¹

MAKING IT PROFITABLE

+8MM IN FINANCIAL PRODUCTS AND SERVICES PURCHASED THROUGH DIGITAL CHANNELS IN 1Q21

SHARE OF TOTAL ORIGINATION

	MAR-19		MAR-21
PURE LOANS	43%	+ 2.3X	75%
REORGANIZATION	45%	+ 2.5X	70%
AGREEMENTS	25%	+ 8X	68%
PREMIUM BONDS ("CAPITALIZAÇÃO)	4%	+ 15X	30%

"GENTE"²

Gent&

SINCE MAY-20

+1.2MM
CUSTOMERS SERVED/MONTH

-46%
CALL CENTER CONTACTS (FEB-21 VS MAY-20)

+8.2MM
INTERACTIONS/MONTH

19K
QUESTIONS READY TO BE ANSWERED

CHANNELS: WHATSAPP | APPS | PORTAL

DIGITAL VISITS

(SANTANDER INTERNET BANKING AND APP, WAY AND PORTAL)

484MM
TOTAL VISITS PER MONTH

360MM +39% YOY
APP VISITS PER MONTH

APP STORE RATING: Android 4.7 | Apple 4.7

¹ In 4Q20. ² Artificial intelligence channel, currently receiving 97k daily customer queries

ABILITY TO DELIVER PROFITABLE GROWTH

REDESIGNED WITH SCALABILITY AND STRONGER LOYALTY

MARCH-2021

RETAIL


ENGAGEMENT POTENTIAL
20.4MM
UP TO 2 PRODUCTS
14.7MM
FROM 3 TO 5 PRODUCTS
7.1MM
6 OR MORE PRODUCTS
6.4MM
REVENUE PER CUSTOMER/ MONTH
+22x

+48MM CUSTOMERS

NPS HIGH LEVELS

61 POINTS

+3.2 POINTS YoY

COMPLETE OFFER OF PRODUCTS AND SERVICES

Santander

PREPARED
FOR
DIFFERENT
CYCLES

WHILE MAINTAINING OUR
GROWTH
CHARACTERISTICS

INITIATIVES THAT BOOST OUR GROWTH
DISRUPTIVE IN SOLUTION OFFERING

1Q21

sim.
LOANS IN THE OPEN MARKET

+3MM CUSTOMERS
R$ 1Bi PORTFOLIO
0.6% MARKET SHARE

Santander Auto
FULLY-DIGITAL INSURANCE

PENETRATION
15% IN SANTANDER CONSUMER FINANCE
+R$ 42MM IN PREMIUMS

TORO + Pi
BUSINESS COMBINATION[1]

TORO'S EXTENSIVE KNOWLEDGE OF EQUITIES + Pi'S PROFOUND EXPERTISE IN FIXED INCOME

emDia. DEBT RENEGOTIATION PLATFORM

4.4MM CUSTOMERS
243k PROPOSALS IN THE QUARTER

ben CORPORATE BENEFITS PLATFORM

MERCHANTS (PARTNERS)	CARDS	HR
357k	293k	1.7k

[1] Signing expected to occur by May-21

GETNET
STRATEGY OF CONSOLIDATING A GLOBAL PAYMENTS PLATFORM

	1Q20	1Q21	YoY
ACTIVE BASE	769K	875K	14%
TPV	R$ 59Bi	R$ 87Bi	47%
RECEIVABLES PREPAYMENT	R$ 15Bi	R$ 25Bi	64%
COST PER TRANSACTION	R$ 0.31	R$ 0.26	-16%

+4X HIGHER THAN THE MARKET[1]

TOTAL MARKET SHARE

3% 2013 → >15% 1Q21

E-COMMERCE TPV/TOTAL

14% 1Q20 → 25% 1Q21

E-COMMERCE

TPV	DIGITAL STORES	CURRENT CUSTOMERS
+161% YoY	+30k	18k

E-COMMERCE MARKET SHARE: >25% 1Q21[2]

RESULTS
(R$ MM)

	2020	1Q21
REVENUE	2,172	604
COSTS AND EXPENSES	-1,675	-442
NET PROFIT	359	110

Santander

[1] Santander estimate for card market growth in 2020; [2] Internal forecast

LEADERSHIP IN WHOLESALE CONSOLIDATES OUR POSITION AS ONE OF THE BEST BANKS FOR CORPORATE CUSTOMERS, WITH STRONG EBT GROWTH OF 60% IN THE YEAR

UNIQUENESS OF A GLOBAL BANK

TRADE, EXCHANGE AND MULTINATIONAL

THE ONLY INTERNATIONAL BANK WITH FULL OPERATIONS IN BRAZIL, INCLUDING **+315 STORES** DEDICATED TO CORPORATE CUSTOMERS

PRESENCE IN 16 COUNTRIES
LARGEST BANK IN LATIN AMERICA AND EURO ZONE, WITH A SIGNIFICANT FOOTPRINT IN THE U.S. AND U.K

ONE TRADE

- **2nd LARGEST FOREIGN TRADE PORTFOLIO AMONG BANKS** WITH US$ 20 Bi
- **LARGEST FX BANK FOR THE LAST 8 YEARS**

GO-TO BANK FOR INFRASTRUCTURE

LEADERSHIP IN PROJECT FINANCING AND ADVISORY OVER THE LAST 7 YEARS

OVER 14 GW OF WIND AND SOLAR ENERGY INSTALLED CAPACITY ADVISED SINCE 2005

R$ 5Bi BEING DIRECTED TO FINANCING **THE SANITATION SECTOR**

ENERGY TRADING

- **TOP 5 IN BRAZIL** IN JUST ONE YEAR

400 AVERAGE MW
+30% TURNOVER YoY

GO-TO BANK FOR AGRIBUSINESS

COMMODITIES

- **LARGEST** AGRICULTURAL **COMMODITIES DESK** IN BRAZIL
- **RENOVABIO: 78%** OF CBIOS TRADED
- **ACQUISITION OF GIRA:** SANTANDER ENTERING AGROTECH
- **GREEN FINANCING: R$ 5Bi** PORTFOLIO BY DEC-21
- **AGRO ENERGY PROGRAM:** PHOTOVOLTAIC POWER IN THE FIELD

GO-TO BANK FOR EQUITIES

LARGEST INTERNATIONAL BANK IN STOCK OFFERINGS IN BRAZIL
11 OFFERINGS +R$ 19Bi IN VOLUME IN 1Q21

M&A ADVISORY FRANCHISE
TOP 3 IN NUMBER OF DEALS IN 2020
M&A OF THE YEAR GLOBAL FINANCIAL ADVISOR AWARD

LEADER IN MONEY TRANSFERS

SX PIX **WITH COMPANIES**

AGENDA

1 **STRATEGIC** UPDATE

2 **1Q21 RESULTS** HIGHLIGHTS

3 **FINAL REMARKS**

RESULTS

(R$ million)	1Q21	1Q20	1Q21 x 1Q20	4Q20	1Q21 x 4Q20
Net Interest Income	13,422	12,655	6.1%	12,396	8.3%
Fees	4,852	4,482	8.2%	5,133	-5.5%
Total Revenues	**18,274**	**17,138**	**6.6%**	**17,529**	**4.3%**
Allowance for Loan Losses	-3,161	-3,424	-7.7%	-2,883	9.7%
General Expenses	-5,266	-5,293	-0.5%	-5,552	-5.2%
Others	-3,304	-2,856	15.7%	-3,239	2.0%
Profit Before Taxes	**6,543**	**5,566**	**17.6%**	**5,856**	**11.7%**
Taxes and Minority Interest	-2,531	-1,713	47.8%	-1,898	33.4%
Net Profit	**4,012**	**3,853**	**4.1%**	**3,958**	**1.4%**

EFFICIENCY RATIO
35.2%
-357 BPS QoQ

RECURRENCE RATIO
92.1%
-32 BPS QoQ

BIS RATIO
15.2%
CET1
12.6%

ROA
1.6%

ROE
20.9%

Santander

NII

CUSTOMER AND MARKET MARGINS GROW BOTH QUARTERLY AND ANNUALLY

NET INTEREST INCOME (R$ million)



SPREADS
MARKET NII
CUSTOMERS NII
11.3%
9.8%
10.6%
6%
8%
12,655
12,396
13,422
1,823
1,751
2,125
10,833
10,645
11,297
1Q20
4Q20
1Q21

(R$ million)	1Q21	*1Q21 x 1Q20*	*1Q21 x 4Q20*
Customers	**11,297**	***4.3%***	***6.1%***
Product NII	11,154	*9.0%*	*8.5%*
Volume	426,174	*17.2%*	*2.4%*
Spread	10.6%	*-0.7 p.p*	*0.8 p.p*
Market activities	**2,125**	***16.6%***	***21.4%***
Net Interest Income	**13,422**	***6.1%***	***8.3%***

Santander

PORTFOLIO

POSITIVE PERFORMANCE ACROSS ALL SEGMENTS

CREDIT PORTFOLIO (R$ billion)



12%
3%
378.5
11.4%
31.4%
15.6%
41.6%
411.7
13.3%
29.8%
14.6%
42.3%
424.8
13.0%
30.6%
14.4%
42.0%
Mar-20
Dec-20
Mar-21
Individuals
Consumer Finance
Corporate
SMEs

(R$ million)	Mar/21	*Mar/21 x Mar/20*	*Mar/21 x Dec/20*
Individuals	178,391	*13.4%*	*2.3%*
Consumer finance	61,137	*3.4%*	*1.5%*
SMEs[1]	55,323	*28.4%*	*1.3%*
Corporate[1]	129,932	*9.2%*	*6.1%*
Total	**424,784**	***12.2%***	***3.2%***
Other transactions[2]	72,783	*-14.3%*	*-27.8%*
Expanded portfolio	**497,566**	***7.4%***	***-2.9%***

DEFERRED LOAN PORTFOLIO

R$ 36.4Bi PORTFOLIO MAR-21

R$ 13.4Bi AMORTIZED

5.8% NPL FROM 15 TO 90 DAYS

INDIVIDUALS COLLATERALIZED LOAN PORTFOLIO + PAYROLL LOANS / INDIVIDUALS LOAN PORTFOLIO

76%

[1] Customers in the SME and Corporate loan books have shifted segments, causing loan balances in these portfolios to change. As a result, we have reclassified the 2020 information for comparability purposes. [2] (i) Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes and guarantees. (ii) The partial spin-off of Santander Brasil was approved at the EGM held on March 31st, 2021, resulting in the segregation of the shares of its ownership issued by Getnet. Consequently, the balance of Getnet's portfolio was not taken into account at closing of March 31st, 2021

LIQUIDITY/ FUNDING

STEADY IMPROVEMENT

FUNDING

(R$ million)	Mar/21	Mar/21 x Mar/20	Mar/21 x Dec/20
Demand deposits	39,777	16.9%	-4.9%
Savings deposits	63,674	26.9%	0.6%
Time deposits	273,990	27.6%	-2.1%
Financial Bills	14,112	-50.1%	-12.2%
Others[1]	55,154	-5.1%	0.7%
Funding from customers	**446,707**	**15.9%**	**-2.0%**
- Reserve requirement	-58,742	21.9%	0.6%
Others	111,001	21.2%	23.0%
Total Funding - balance	**498,966**	**16.4%**	**2.3%**
Assets under management (AuM)	379,776	9.3%	-1.3%
Total Funding + AuM	**878,742**	**13.2%**	**0.7%**

LOAN TO DEPOSIT 95.1% -312 BPS YoY

CAPITAL

BIS RATIO



13.8%
11.4%
15.3%
12.9%
15.2%
12.6%
Mar-20
Dec-20
Mar-21
Bis Ratio
CET1

[1] Including debentures, real estate credit notes (LCI), agricultural credit notes (LCA), secured real estate notes (LIG) and structured transaction certificates (COE)

Santander

FEES
FOCUS ON LOYALTY AND TRANSACTIONALITY, WITH SEASONALITY IN THE QUARTER

FEES (R$ million)


8%
-5%
4,482
5,133
4,852
1Q20
4Q20
1Q21

(R$ million)	1Q21	*1Q21 x 1Q20*	*1Q21 x 4Q20*
Cards	1,528	*9.1%*	*-7.4%*
Current account	960	*1.7%*	*-9.2%*
Insurance	743	*-0.8%*	*-18.1%*
Asset management	332	*31.7%*	*19.9%*
Lending operations	378	*4.2%*	*-2.7%*
Collection services	372	*-0.7%*	*-3.3%*
Securities brokerage and placement	369	*42.2%*	*64.9%*
Others	170	*22.5%*	*-30.1%*
Total	**4,852**	***8.2%***	***-5.5%***

Santander

PORTFOLIO QUALITY

KEEPING INDICATORS AT COMFORTABLE LEVELS

NPL INDICATORS


15 - 90 DIAS
6.0%
4.1%
1.6%
4.2%
2.7%
1.1%
4.6%
3.1%
1.2%
4.3%
2.8%
1.1%
5.2%
3.6%
1.7%
1Q20
2Q20
3Q20
4Q20
1Q21
90 DIAS
4.0%
3.0%
1.6%
3.5%
2.4%
1.2%
3.0%
2.1%
0.9%
3.0%
2.1%
0.9%
3.1%
2.1%
1.0%
1Q20
2Q20
3Q20
4Q20
1Q21
Individuals
Total
Corporate & SMEs

COVERAGE RATIO

OVER 90 DAYS


194%
297%
283%
1Q20
4Q20
1Q21

ALLOWANCE FOR LOAN LOSSES *(R$ million)*

COST OF CREDIT


3.2%
2.5%
2.6%
3,424
2,883
3,161
3,936
3,609
3,914
-513
-727
-753
1Q20
4Q20
1Q21
Provisions for loan losses
Recovery of written-off loans
Cost of credit

Santander

DILIGENT COST MANAGEMENT AND GREATER PRODUCTIVITY

LEAD TO THE HIGHEST EFFICIENCY RATIO IN OUR HISTORY

GENERAL EXPENSES (R$ million)


-1%
-5%
INFLATION: 6.10% IN 12 MONTHS
5,293
626
4,667
5,552
710
4,842
5,266
697
4,569
1Q20
4Q20
1Q21
Administratives and Personnel Expenses
Depreciation and amortization

COMPOSITION OF ADMINISTRATIVE AND PERSONNEL EXPENSES (R$ million)


-2%
-6%
4,667
2,353
2,314
4,842
2,194
2,648
4,569
2,249
2,320
1Q20
4Q20
1Q21
Personnel Expenses
Administratives Expenses

EFFICIENCY RATIO EVOLUTION


-191 BPS
37.2%
35.2%
1Q20
1Q21

Santander

AGENDA

1 **STRATEGIC** UPDATE

2 **1Q21 RESULTS** HIGHLIGHTS

3 **FINAL REMARKS**

TAKEAWAYS

1. **NOTHING LIKE CONSISTENCY: AFTER SIX YEARS OF PROFITABLE GROWTH,** NARRATIVE ALIGNED WITH QUALITY RESULTS
2. **GREAT BUSINESS DYNAMICS BASED ON THREE SOLID PILLARS**: RISING NET INTEREST INCOME, EXPENSES WELL BELOW INFLATION AND COST OF CREDIT LOWER THAN 2020
3. **BEST EFFICIENCY RATIO** IN SANTANDER BRASIL'S HISTORY: **35%**
4. **ROE OF 21%,** DESPITE MACRO CONDITIONS
5. **UNIQUE CORPORATE CULTURE**, DEEPLY COMMITTED TO ACHIEVING RESULTS THE RIGHT WAY AND TO SOCIETY

SANTANDER ECOSYSTEM



Santander Corporate
Santander Acionistas
Santander Select
prosper
getnet
Santander Van Gogh
Santander Negócios e Empresas
Santander Universidades
FAROL
Santander
Corporate & Investment Banking
TEATRO
Santander
033
rooftop
Santander Seguros
PSA
webmotors
loop
BANCO RCI BRASIL
Hyundai Capital
Santander Financiamentos
Santander Auto
Santander Private Banking
sim.
olé
ben
TORO
1
emDia.
Return
superdigital
Esfera
universia
AQUANIMA
ZURICH
Santander
Santander Asset Management
Santander Securities Services

Santander

[1] The conclusion of the deal is subject to applicable regulatory approvals

APPENDIX

APPENDIX

P&L *(R$ million)*	**1Q21**	**1Q20**	**Abs.**	**12M**
Net interest income	13,422	12,655	767	*6.1%*
Allowance for loan losses	(3,161)	(3,424)	262	*-7.7%*
Net interest income after loan losses	**10,261**	**9,231**	**1,029**	**11.1%**
Fees	4,852	4,482	370	*8.2%*
General expenses	(5,266)	(5,293)	27	*-0.5%*
Personnel expenses + profit sharing	(2,249)	(2,353)	103	*-4.4%*
Administrative expenses	(3,017)	(2,940)	(77)	*2.6%*
Tax expenses	(1,094)	(1,053)	(41)	*3.9%*
Other Income (Expenses)	(2,246)	(1,846)	(400)	*21.7%*
Investments in Affiliates and Subsidiaries	8	7	0	*5.2%*
Non-Operating Income	29	36	(7)	*-19.4%*
Profit before taxes	**6,543**	**5,566**	**977**	**17.6%**
Income tax and social contribution tax	(2,506)	(1,670)	(836)	*50.1%*
Minority interest	(25)	(43)	18	*-41.2%*
Net profit	**4,012**	**3,853**	**159**	**4.1%**

APPENDIX

P&l (R$ million)	1Q20	2Q20	3Q20	4Q20	1Q21
Net interest income	12,655	13,620	12,432	12,396	13,422
Allowance for loan losses	(3,424)	(3,334)	(2,916)	(2,883)	(3,161)
Net interest income after loan losses	**9,231**	**10,286**	**9,516**	**9,513**	**10,261**
Fees	4,482	4,102	4,746	5,133	4,852
General expenses	(5,293)	(5,191)	(5,375)	(5,552)	(5,266)
Personnel expenses + profit sharing	(2,353)	(2,232)	(2,256)	(2,194)	(2,249)
Administrative expenses	(2,940)	(2,958)	(3,119)	(3,358)	(3,017)
Tax expenses	(1,053)	(948)	(1,062)	(1,229)	(1,094)
Other Income (Expenses)	(1,846)	(2,228)	(1,441)	(2,023)	(2,246)
Investments in Affiliates and Subsidiaries	7	2	15	27	8
Non-Operating Income	36	32	16	(13)	29
Profit before taxes	**5,566**	**6,055**	**6,415**	**5,856**	**6,543**
Income tax and social contribution tax	(1,670)	(2,129)	(2,484)	(1,866)	(2,506)
Minority interest	(43)	(30)	(28)	(32)	(25)
Net profit	**3,853**	**3,896**	**3,902**	**3,958**	**4,012**

APPENDIX

Balance sheet – *Assets (R$ million)*	Mar-20	Jun-20	Sep-20	Dec-20	Mar-21
Current asset and long-term assets	**986,524**	**973,953**	**968,524**	**988,538**	**966,346**
Cash and cash equivalents	13,963	22,655	15,338	19,512	14,434
Interbank investments	55,568	49,272	59,400	69,698	79,629
Securities and derivative financial instrument	238,831	252,185	249,332	266,088	264,385
Interbank accounts	69,531	80,345	85,145	91,368	80,348
Interbranch accounts	-	64	4	-	-
Lending operations	357,104	357,943	372,688	383,564	399,832
Allowance for loan losses	(21,704)	(25,394)	(25,001)	(25,067)	(25,728)
Other receivables	248,875	208,866	184,248	156,175	125,756
Other assets	2,652	2,624	2,370	2,132	1,962
Permanent assets	**13,859**	**13,726**	**13,698**	**13,851**	**11,804**
Investments	350	359	382	333	354
Fixed assets	7,136	7,037	6,987	7,047	6,295
Intangibles	6,373	6,330	6,330	6,472	5,155
Goodwill net of amortization	2,407	1,998	1,927	2,019	1,006
Others	3,966	4,332	4,402	4,453	4,149
Total assets	**1,000,383**	**987,679**	**982,222**	**1,002,389**	**978,150**
Total assets (excluding goodwill)	**997,976**	**985,681**	**980,295**	**1,000,370**	**977,144**

APPENDIX

***Balance Sheet** – Liabilities and equity (R$ million)*	Mar-20	Jun-20	Sep-20	Dec-20	Mar-21
Current liabilities and long-term liabilities	**926,596**	**911,647**	**903,725**	**921,915**	**898,805**
Deposits	303,885	358,061	384,218	390,052	383,441
Demand deposits	34,024	39,497	43,414	41,821	39,777
Saving deposits	50,185	55,756	59,443	63,307	63,674
Interbank deposits	4,903	5,943	6,111	5,145	6,000
Time deposits	214,774	256,866	275,249	279,779	273,990
Other Deposits	0	0	0	0	0
Money market funding	146,761	124,920	119,163	154,997	165,423
Funds from acceptance and issuance of securities	88,408	81,831	73,549	70,628	70,726
Interbank accounts	1,506	2,040	2,508	435	1,724
Interbranch accounts	4,857	3,996	4,166	4,831	4,748
Borrowings	55,606	53,413	55,853	55,012	71,507
Domestic onlendings - official institutions	11,249	12,067	12,355	12,748	12,326
Derivative financial instruments	33,436	41,639	38,521	36,269	34,077
Other payables	280,888	233,680	213,391	196,943	154,832
Deferred income	**278**	**476**	**577**	**356**	**358**
Minority interest	**1,111**	**1,103**	**1,154**	**1,151**	**1,224**
Equity	**72,398**	**74,453**	**76,766**	**78,968**	**77,763**
Total liabilitities and equity	**1,000,383**	**987,679**	**982,222**	**1,002,389**	**978,150**
Equity (excluding goodwill)	**69,992**	**72,455**	**74,839**	**76,949**	**76,757**

APPENDIX

***Balance Sheet** - Loan Portfolio (R$ million)*	Mar-21	Mar-20	12M	Dez/20	3M
Individuals	**178,391**	**157,296**	**13.4%**	**174,300**	**2.3%**
Leasing / auto loans (*)	3,990	3,130	27.5%	3,772	5.8%
Credit card	34,030	31,828	6.9%	36,371	-6.4%
Payroll loans	49,352	44,375	11.2%	48,086	2.6%
Mortgage	46,473	37,714	23.2%	43,993	5.6%
Agricultural loans	8,661	7,165	20.9%	8,283	4.6%
Personal loans / others	35,885	33,083	8.5%	33,795	6.2%
Consumer finance	**61,137**	**59,132**	**3.4%**	**60,256**	**1.5%**
Corporate	**185,256**	**162,059**	**14.3%**	**177,098**	**4.6%**
Leasing / auto loans	4,640	4,074	13.9%	4,409	5.2%
Real estate	1,869	2,454	-23.9%	1,835	1.8%
Trade finance	35,007	44,823	-21.9%	32,340	8.2%
On-lending	11,314	6,926	63.4%	11,314	0.0%
Agricultural loans	5,164	6,164	-16.2%	5,364	-3.7%
Working capital / others	127,262	97,618	30.4%	121,836	4.5%
Total	**424,784**	**378,487**	**12.2%**	**411,655**	**3.2%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 55,764 million in Mar-21, R$ 55,385 million in Dec-20 and R$ 52,861 million in Mar-20

TPV HAS INCREASED BY 47%

1Q21 x 1Q20

ACQUIRING		1Q21	1Q20	1Q21 x 1Q20
CREDIT	TPV (R$ million) Transactions (millions)	54,798 389.9	36,772 308.0	49% 27%
DEBT	TPV (R$ million) Transactions (millions)	32,043 483.1	22,506 375.4	42% 29%
TOTAL	TPV (R$ million) Transactions (millions)	86,841 873.0	59,228 683.4	47% 28%


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